Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 22, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

ACTIVITY REPORT FOR THE FIRST HALF OF 2004

A French corporation ‘société anonyme) with capital of € 73,428,585.30
Corporate headquarters:6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton,
92400 COURBEVOIE
Nanterre Trade Registry B 589 803 261. - APE: 741J.

I	ACTIVITY REPORT FOR THE FIRST HALF OF 2004

II	CONSOLIDATED STATEMENTS OF INCOME FOR THE FIRST HALF OF 2004

III	AUDITOR’S REPORT

II – ACTIVITY REPORT FOR THE FIRST HALF 2004

ACTIVITY IN THE FIRST HALF 2004

OFFSHORE

Norway
Technip, in association with Subsea 7, was awarded by Statoil a contract related to the subsea portion of the new Aasgard Q satellite development in the Norwegian part of the North Sea.

February 2004

North Sea
Technip, through its UK affiliate Technip Offshore UK Limited, was awarded three contracts for UK North Sea developments for the Pierce field operated by Shell, the Stirling field operated by Eni and the Rhum field, operated by BP. These three contracts represent a total value of over £35 million (€50 million).

February 2004

Angola
The consortium Technip/Stolt Offshore was awarded a contract by BP worth $730 million (€580 million) for the development of the Greater Plutonio field, located offshore Angola.

February 2004

Gulf of Mexico
Technip, through its U.S. subsidiary Tehcnip Offshore Inc., was awarded a contract by Keer-McGee for the engineering and construction of a Spar floating production platform hull and the engineering and delivery of the associated moorings and production riser system for the Constitution field in the Gulf of Mexico.

February 2004

The Deep Blue, the flagship of Technip’s fleet, set new world deepwater records and performed technological firsts during installation operations on the Na Kika project in the Gulf of Mexico.

April 2004

Technip was a Front End Engineering Design (FEED) services contract by ChevronTexaco for the development of the Tahiti projects facilities in deepwater Gulf of Mexico.

April 2004

Australia
Technip, in a joint venture with Subsea 7, was awarded a contract worth about €75 million by Woodside Energy Ltd. for the subsea development of the Enfield field in Australia.

April 2004

Technip was awarded two major contracts with a combined value of approximately €200 million as part of the Otway Gas Project being developed by Woodside Energy Ltd in Australia.

May 2004

Brazil
The consortium Technip/Fels Setal, was awarded by Petrobas Netherlands BV (Petrobras) a contract worth approximately $639 million for the P-51 semi-submersible production plaform offshore Brazil.

May 2004

ONSHORE AND DOWNSTREAM

Switzerland
Technip, with their alliance partner Air Products, was awarded a contract for the hydrogen facility for Petroplus in Switzerland. This unit will be the 22nd to be built in the world within the framework of this alliance.

January 2004

France
Technip was awarded by Total a turnkey contract worth about €260 million to increase the conversion capacity of its Normandy refinery, located at Gonfreville, France.

February 2004

Kuwait
The affiliate of Technip, Technip USA Corp., based in California, was awarded an engineering services contract covering cracking furnaces and the recovery section of an ethylene plant in Kuwait.

April 2004

USA
Technip USA Corp., an affiliate of the Group, was awarded the construction of a 19.4 MMSCFD hydrogen plant by Cenex Harvest States (CHS) for their refinery in Laurel, Montana.

April 2004

INDUSTRIES

France
Technip was awarded by Novo Nordisk, the expansion of its insulin production plant, located at Chartres, France.

January 2004

Italy
A consortium formed by Va Tech and Technip was awarded by Energia Molise S.p.A. a lumpsum turnkey contract, worth €300 million for the implementation of an 800 MW combined cycle power plant at Termoli, Italy.

January 2004

MAJOR EVENTS
IN THE FIRST HALF OF THE YEAR

The strong increase in revenues and net income as well as the sound treasury position recorded during the first half of 2004 are in line with our announced targets. These results are the consequence of the substantial order intake which the Group achieved in 2002 and 2003 combined with the progress we made in cost cutting and risk management. On this basis, we feel comfortable that we should be able to fulfill our full year objectives.

In our Offshore activities, new order intake was high enough to keep our Offshore backlog close to the record level reached one year ago. As we anticipated, in the Onshore activities our backlog decreased during the first half of 2004. A significant number of contracts should be awarded in this sector over the next twelve months: numerous bids and proposals are under preparation for large-size projects in the areas of gas treatment, gas liquefaction, GTL, steam crackers, hydrogen units, power plants and hydrometallurgy.

Synergies on a regional level are developing at a fast pace. In countries such as Brazil and Australia, which in the past were accessible to us only for subsea pipeline projects, Technip has over the past six months been awarded large contracts for the construction of offshore platforms as well as onshore facilities.

* * *

FORESEEABLE TREND DURING THE FISCAL YEAR

For the coming years, in our markets, it is becoming increasingly clear that the fastest growing segments should be the development of deep and ultra-deep offshore fields and the monetization of large stranded gas reserves. Given its skills, experience, assets and proven know-how, Technip is very well-positioned to take advantage of this expected growth.

PRESS RELEASE
Paris, July 29, 2004

FIRST HALF 2004 RESULTS
Earnings Per Share up 62%

	First Half
Euros in millions
(except EPS and E/ADS)	2004	2003	Change

• Backlog at June 30	6,334	7,572	- 16.3
• Revenues	2,521	2,163	+ 16.6%
• Income from Operations (EBITA)	121	97	+ 24.7%
• Net Income	1	(19)	ns
• Net Income before Non-Operating Items and Goodwill Amortization	67	37	+ 81.1%
• Fully Diluted EPS (€)	2.51	1.55	+ 61.9%
• Fully Diluted E/ADS ($)	0.76	0.47	+ 61.7%

On July 28, 2004, the Board of Directors of Technip approved the unaudited second quarter and first half 2004 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “The strong increase in revenues and net income as well as the sound treasury position recorded during the first half of 2004 are in line with our announced targets. These results are the consequence of the substantial order intake which the Group achieved in 2002 and 2003 combined with the progress we made in cost cutting and risk management. On this basis, we feel comfortable that we should be able to fulfill our full year objectives.

In our Offshore activities, new order intake was high enough to keep our Offshore backlog close to the record level reached one year ago. As we anticipated, in the Onshore activities our backlog decreased during the first half of 2004. A significant number of contracts should be awarded in this sector over the next twelve months: numerous bids and proposals are under preparation for large-size projects in the areas of gas treatment, gas liquefaction, GTL, steam crackers, hydrogen units, power plants and hydrometallurgy.

Synergies on a regional level are developing at a fast pace. In countries such as Brazil and Australia, which in the past were accessible to us only for subsea pipeline projects, Technip has over the past six months been awarded large contracts for the construction of offshore platforms as well as onshore facilities.

For the coming years, in our markets, it is becoming increasingly clear that the fastest growing segments should be the development of deep and ultra-deep offshore fields and the monetization of large stranded gas reserves. Given its skills, experience, assets and proven know-how, Technip is very well-positioned to take advantage of this expected growth.”

I. OPERATIONAL HIGHLIGHTS

During the first half of 2004, Technip’s order intake was EUR 1,969 million. Listed below are the main contracts which came into force during the period along with their approximate values (Technip’s share):

  two contracts awarded by Woodside Energy Ltd as part of the Otway Gas Project which include the subsea development of the Geographe and the Thylacine gas fields, both located offshore Australia as well as the associated onshore gas plant (EUR 200 million);
  several contracts for hydrogen plants located in North America, the Middle East and Northern Europe (USD 257 million);
  a contract awarded by BP for the development of the Greater Plutonio field, located offshore Angola in Bloc 18, between 1,200 and 1,500 m water depth (EUR 143 million);
  a contract awarded by Petrobras for the engineering and construction of the P-51 semi-submersible production platform (USD 160 million);
  a contract awarded by Kerr-McGee Corp. for the engineering and construction of a Spar floating production platform for the Constitution field in the Gulf of Mexico;
  several contracts for power, infrastructure, chemical and life science facilities in Western Europe and South America (EUR 94 million);
  a contract awarded by Woodside Energy Ltd. for the development of the Enfield oil field located offshore Western Australia in the Carnarvon Basin (EUR 50 million);
  two contracts awarded by Shell and Eni for sub sea developments (Pierce and Stirling, respectively) in the UK North Sea (EUR 26 million);
  a contract awarded by Dow Chemical Company and Petrochemical Industries Company to provide engineering services for a new ethylene plant to be constructed in Shuaiba, Kuwait; and
  a Front End Engineering Design (FEED) service contract awarded by ChevronTexaco for the development of the Tahiti Project facilities in deepwater Gulf of Mexico.

As of June 30, 2004, the backlog1 amounted to EUR 6,334 million versus EUR 7,572 million registered at June 30, 2003. It should be noted that currency variations and changes in the scope of consolidation reduced the backlog by approximately EUR 153 million and EUR 160 million, respectively. The Offshore backlog remained strong at EUR 2,877 million. The Onshore-Downstream and Industries combined backlog was EUR 3,457 million, lower by 23.6% than its level one year ago. As a result, the share of Offshore contracts in the Group backlog has further increased, moving from 40.2% at the end of June 2003 to 45.4% at the end of June 2004.

________________________________
[1]	The remaining portion of contracts in force.

II. FINANCIALS

First Half 2004

A) Income Statement

Revenues during the first half of 2004 totaled EUR 2,521 million, up 16.6% compared to first half 2003 revenues (EUR 2,163 million). Offshore revenues during the period were up 23.7% at EUR 1,225 million due to additional turnover generated by deepwater offshore contracts awarded in 2003. The breakdown of the Offshore revenues shows that subsea umbilicals, risers and flowlines (SURF) revenues were EUR 716 million (a 25.2% increase), while Facilities revenues amounted to EUR 509 million (up 21.8%). Onshore-Downstream revenues rose 19.3% to EUR 1,173 million due to large Middle Eastern and European contracts signed in 2002 and 2003 which are now in full-fledged execution. Industries revenues were EUR 123 million and are not comparable to the same six month period in 2003 due to a change in the scope of consolidation.

Income from operations (EBITA) for the first six months of 2004 was EUR 120.8 million, a 24.9% increase versus EUR 96.7 million reported for the same period one year ago. The Group EBITA margin for the first half of 2004 improved to 4.8%, compared to 4.5%. The SURF margin rose sharply during the first half of 2004, coming in at 8.9% compared to 5.0%. The Facilities margin showed a year-on-year decline due to the Group’s decision to extend to this segment as of January 1, 2004 its progressive margin recognition policy regarding major lump sum turnkey contracts. Onshore-Downstream operating income was up 42.1%. As a result, its operating margin improved to 4.2% (up from 3.5% achieved during the first half of 2003) as steady progress in terms of project execution led to an increased recognition of contract returns. The Industries’ margin reflects the ongoing strategic refocus of this segment’s activities.

Net financial charges during the first half of 2004 decreased 9.3% to EUR 20.4 million compared to EUR 22.5 million registered for the same period in 2003. This improvement is primarily due to the reduction of the provision for the redemption premium on convertible bonds following their partial repurchase during the first quarter, slightly offset by additional interest charges related to the Group’s second quarter 2004 Eurobond issue.

A non-operating expense of EUR 7.1 million was recorded due primarily to a provision for restructuring charges in Germany.

Profit before tax for the first half of 2004 was up 26.1% to EUR 93.3 million, compared to EUR 74.0 million for the same period the previous year. Income taxes were EUR 32.0 million, reflecting an effective corporate tax rate of 34.3%, a sharp improvement compared to the first half of 2003 (50.4%).

After tax, first half 2004 net income pre-goodwill registered a 62.9% increase to EUR 59.8 million, compared to EUR 36.7 million during the first six months of 2003. After goodwill amortization of EUR 58.5 million, net income was a profit of EUR 1.3 million compared to a net loss of EUR 18.5 million for the first half of 2003.

For the first half of 2004, fully diluted EPS increased 61.9% to EUR 2.51 while fully diluted E/ADS was up 61.7% at USD 0.76.

First half 2004 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 60.1 million (unaudited) compared to EUR 9.1 millions for the first half of 2003. The main adjustment to reported French GAAP net income is the reversal of goodwill amortization of EUR 58.5 million.

B) Cash Flow Statement

Net cash provided by operating activities during the first half of 2004 amounted to EUR 168.9 million. This represents an increase of EUR 233.9 million compared to the first half of 2003 and was due to the improvements in net income and working capital. Net cash used in investment activities totaled EUR 19.4 million. The Group raised EUR 650 million during the second quarter of 2004 through a Eurobond offering, the proceeds of which have been mainly invested in short-term placements. A dividend of EUR 78.8 million was also paid during the second quarter of 2004.

C) Balance Sheet

The Group cut its net debt (excluding the redemption premium on convertible bonds) as of June 30, 2004 to EUR 192 million from EUR 679 million as of June 30, 2003.

As a result, the Group achieved a net gearing ratio at the end of June 2004 of 10.3%, compared to 35.3% one year earlier.

Second Quarter 2004

Quarterly revenues were EUR 1,271 million, a 19.5% increase compared to EUR 1,064 million during the same period one year ago. Revenue growth was particularly pronounced in the Offshore branch, which displayed a 30.2% year-on-year progression, due to the execution of large contracts awarded in 2003. Onshore-Downstream revenues were up 19.1% year-on-year.

EBITA amounted to EUR 70.8 million, up 35.4% compared to EUR 52.3 million registered during the second quarter of 2003. The Group’s quarterly EBITA margin expanded to 5.6%.

Net financial costs were essentially unchanged year-on-year at EUR 12.5 million despite the additional interest expense associated with the Eurobond issued at the end of May.

Non-operating charges were EUR 6.4 million compared to EUR 3.7 million for the same period one year ago.

Profit before tax was EUR 51.9 million, 41.8% above the EUR 36.6 million recorded during the second quarter of 2003.

Net-income pre-goodwill of EUR 33.9 million was nearly two and one half times higher than the EUR 13.9 million recorded during the second quarter of 2003.

Net income was a profit of EUR 4.6 million compared to a net loss of EUR 15.0 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were EUR 1.54 and USD 0.47, respectively.

Net income reconciled to U.S. GAAP amounted to EUR 30.5 million (unaudited).

During the second quarter of 2004, free cash flow was EUR 27.0 million before the dividend payment of EUR 78.8 million. Change in working capital was EUR 45.0 million.

This press release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; interest rate fluctuations; currency fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and stability in developing countries.

The risk factors described in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

°°°

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

°°°

ANNEX I

CONSOLIDATED STATEMENT OF INCOME

French GAAP

    Unaudited

Euros in Millions	Second Quarter		First Half

(EPS in Euros; E/ADS in US Dollars)	2004	2003	2004	2003

Revenues	1,271.2	1,063.8	2,521.0	2,163.2
Cost of Sales	(1,171.0)	(983.2)	(2,341.1)	(2,008.3)
Depreciation of Fixed Assets	(29.4)	(28.3)	(59.1)	(58.2)

Income from Operations (1)	70.8	52.3	120.8	96.7

Financial Result	(8.6)	(7.8)	(15.9)	(14.4)
Provision for Redemption Premium on Convertible Bonds	(3.9)	(4.2)	(4.5)	(8.1)
Non-Operating Income (Loss)	(6.4)	(3.7)	(7.1)	(0.2)

Profit Before Tax (1)	51.9	36.6	93.3	74.0

Income of Equity Affiliates	0.8	0.5	0.8	0.5
Minority Interests	(0.6)	(0.4)	(2.3)	(0.5)
Income Tax	(18.2)	(22.8)	(32.0)	(37.3)

Net Income pre-Goodwill	33.9	13.9	59.8	36.7

Goodwill Amortization	(29.3)	(28.9)	(58.5)	(55.2)

Net Income	4.6	(15.0)	1.3	(18.5)

Net Income before Non-Operating Items (1)	40.3	17.6	66.9	36.9

Fully Diluted Adjusted EPS (2)	1.54	0.75	2.51	1.55

Fully Diluted Adjusted E/ADS (3)	0.47	0.23	0.76	0.47

________________________________
(1)

Income from Operations (EBITA), Profit before Tax and Net Income before Non-Operating Items are all calculated before goodwill amortization. These data are used for informational purposes only. They allow, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP which do not allow the goodwill amortization.

(2)

Fully diluted EPS is calculated based upon net income before non-operating items and goodwill amortization plus specific financial charges associated with the Group’s convertible bond issue. The number of fully diluted shares (28,746,052 as of June 30, 2003 and 29,017,182 as of June 30, 2004) includes those which would be issued in the event that all outstanding convertible bonds would be redeemed for shares. Accordingly, the post tax financial costs and the provision for the redemption premium (EUR 4.0 million and EUR 4.3 million for the second quarters of 2003 and 2004, respectively, and EUR 7.7 million and EUR 5.9 million for the first halves of 2003 and 2004, respectively) are added back.

(3)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2179 as of June 30, 2004. One ADS is equal to one-fourth of an ordinary share.

ANNEX II

CONSOLIDATED STATEMENT OF CASH FLOWS

    Unaudited

Euros in Millions	First Half

	2004		2003

Net Income	1.3		(18.5)
Depreciation of Property, Plants & Equipment	59.1		58.1
Goodwill Amortization	58.5		55.2
Provision for Redemption Premium on Convertible Bonds	4.5		8.1
Net Loss (Gain) on the Disposal of Fixed Assets	(4.0)		(1.8)
Deferred Income Tax & Non-Current Provisions	(18.3)		9.3
Minority Interests and Other	1.4		0.5

Cash from Operations	102.5		110.9

Change in Working Capital	66.4		(175.9)

Net Cash Provided by (Used in) Operating Activities		168.9		(65.0)

Capital Expenditures	(25.0)		(54.8)
Proceeds from Assets Disposals	2.8		14.3
Other Cash Provided by (Used in) Investment Activities	2.8		(7.1)
Aker Deepwater Acquisition Price Reduction	--		31.4

Net Cash Provided by (Used in) Investment Activities		(19.4)		(16.2)

Increase (Decrease) in Debt	461.6		69.4
Repurchase of Outstanding Shares	(31.3)		--
Dividends Paid	(78.8)		(77.3)
Capital Increase	23.7

Net Cash Provided by (Used in) Financing Activities		375.2		(7.9)

Foreign Exchange Translation Adjustment		6.0		(17.8)

Net Increase (Decrease) in Cash and Cash Equivalents		530.7		(106.9)

Cash and Cash Equivalents as of December 31 (prior year)	892.4		741.1
Change in Scope of Consolidation	(17.4)		--
Cash and Cash Equivalents as of June 30	1,405.7		634.2

		(530.7)		106.9

ANNEX III

CONSOLIDATED BALANCE SHEET

French GAAP

    Unaudited

Euros in Millions	June 30, 2004	March 31, 2004	Dec 31, 2003*	June 30, 2003
ASSETS
Non-Current Assets	3,179	3,215	3,246	3,289
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,177	6,639	6,442	5,359
Premium for Redemption of Convertible Bonds	41	52	52	62
Receivables & Other Current Assets, net	1,647	1,609	1,376	1,430
Cash & Cash Equivalents	1,406	861	892	634
TOTAL ASSETS	12,450	12,376	12,008	10,774
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ Equity	1,856	1,959	1,938	1,921
Minority Interests	11	10	9	11
Provisions	340	306	324	314
Financial Debt	1,598	1,032	1,129	1,313
Premium for Redemption of Convertible Bonds	76	76	85	87
Progress Payments on Contracts	6,916	7,298	7,048	5,740
Other Liabilities	1,653	1,695	1,475	1,388
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	12,450	12,376	12,008	10,774
*	Audited

First Half 2004 Changes in Shareholders’ Equity

Euros in Millions

Shareholders’ Equity as of December 31, 2003	1,938.0
Net Income – First Half 2004	1.3
Capital Increase Associated with Employee Share Participation Program	23.7
Dividend Payment	(78.8)
Treasury Stock	(31.3)
Foreign Exchange Translation and Other Adjustments	3.5
Shareholders’ Equity as of June 30, 2004	1,856.4

ANNEX IV

Unaudited

Euros in Millions	Revenues by Branch
	Second Quarter			First Half
	2004	2003	Change	2004	2003	Change
Offshore	608	467	30.2%	1,225	990	23.7%
SURF	361	291	24.1%	716	572	25.2%
Facilities	247	176	40.3%	509	418	21.8%
Onshore-Downstream	598	502	19.1%	1,173	983	19.3%
Industries	65	95	(31.6)%	123	190	(35.3)%
Total	1,271	1,064	19.5%	2,521	2,163	16.6%

Euros in Millions	Revenues by Region
	Second Quarter			First Half
	2004	2003	Change	2004	2003	Change
Europe, Russia, C Asia	285	292	(2.4)%	509	548	(7.1)%
Africa, Middle-East	619	396	56.3%	1,302	864	50.7%
Asia Pacific	107	106	0.9%	197	185	6.5%
Americas	260	270	(3.7)%	513	566	(9.4)%
Total	1,271	1,064	19.5%	2,521	2,163	16.6%

Euros in Millions	EBITDA by Branch
	Second Quarter			First Half
	2004	2003	Change	2004	2003	Change
Offshore	70.6	60.0	17.7%	123.1	108.9	13.0%
SURF	57.1	35.8	59.5%	107.8	69.1	56.0%
Facilities	13.5	24.2	nc *	15.3	39.8	nc *
Onshore-Downstream	28.9	19.4	49.0%	55.5	41.4	34.1%
Industries	0.7	1.2	(41.7)%	1.3	4.6	(71.7)%
Total	100.2	80.6	24.3%	179.9	154.9	16.1%

Euros in Millions	EBITDA by Branch
	Second Quarter			First Half
	2004	2003	Change	2004	2003	Change
Offshore	44.5	34.7	28.2%	71.0	58.6	21.2%
SURF	34.8	15.5	124.5%	63.4	28.8	120.1%
Facilities	9.7	19.3	nc *	7.6	29.9	nc *
Onshore-Downstream	26.1	17.0	53.5%	49.3	34.7	42.1%
Industries	0.2	0.6	(66.7)%	0.5	3.4	(85.3)%
Total	70.8	52.3	35.4%	120.8	96.7	24.9%

*	nc: not comparable

ANNEX V

Unaudited

Euros in Millions	Order Intake by Branch
	Second Quarter			First Half
	2004	2003	Change	2004	2003	Change
Offshore	687	1,932	(64.4)%	1,293	2,457	(47.4)%
SURF	382	1,009	(62.1)%	761	1,427	(46.7)%
Facilities	305	923	(67.0)%	532	1,030	(48.3)%
Onshore-Downstream	354	664	(46.7)%	582	1,606	(63.8)%
Industries	51	54	(5.6)%	94	115	(18.3)%
Total	1,092	2,650	(58.8)%	1,969	4,178	(52.9)%

Euros in Millions	Backlog by Branch
	June 30 2004	Dec 31 2003	June 30 2003
Offshore	2,877	2,895	3,047
SURF	1,856	1,840	1,877
Facilities	1,021	1,055	1,170
Onshore-Downstream	3,157	3,907	4,210
Industries	300	378	315
Total	6,334	7,180	7,572

Euros in Millions	Backlog by Region
	June 30 2004	Dec 31 2003	June 30 2003
Europe, Russia, C. Asia	1,189	1,480	1,058
Africa, Middle East	3,503	4,162	4,890
Asia Pacific	581	509	633
Americas	1,061	1,029	991
Total	6,334	7,180	7,572

Euros in Millions	Estimated Backlog Scheduling at June 30, 2004
	Offshore	Onshore- Downstream	Industries	Group
For 2004	1,000	850	100	1,950
For 2005	1,250	1,657	160	3,067
For 2006 and Beyond	627	650	40	1,317
Total	2,877	3,157	300	6,334

ANNEX VI

Unaudited

Euros in Millions	Net Debt
	June 30 2004	Dec 31 2003	June 30 2003
Marketable Securities	752	110	81
Cash	654	782	553
Cash & Cash Equivalents (A)	1,406	892	634
Short Term Debt	183	226	390
Long Term Debt	1,415	903	923
Gross Debt (B)	1,598	1,129	1,313
Net Debt * (B – A)	192	237	679

*	Does not include the redemption premium on the convertible bonds.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet
	June 30 2004	Dec 31 2003	June 30 2003	June 30 2004	Dec 31 2003	June 30 2003
USD	1.23	1.13	1.10	1.22	1.26	1.14
GBP	0.67	0.69	0.69	0.67	0.70	0.69

TECHNIP CONSOLIDATED FINANCIAL STATEMENTS June 30, 2004

CONTENTS

COMPARISON OF FINANCIAL STATEMENTS :

- CONSOLIDATED STATEMENTS OF INCOME

- CONSOLIDATED BALANCE SHEETS

- CONSOLIDATED STATEMENTS OF CASH FLOWS

- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

- NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

In millions of EUR	Note	June 04	Dec. 2003	June 03
		(6 months)	(12 months)	(6 months)

Net sales	3	2,521.0	4,711.1	2,163.2
Cost of sales		(2,199.0)	(4,023.9)	(1,849.1)
Selling, General and Administrative expenses		(142.1)	(341.7)	(159.2)

Operating income before depreciation and amortization (EBITDA)		179.9	345.5	154.9
Depreciation and amortization other than goodwill	4	(59.1)	(117.9)	(58.2)

Operating income before goodwill amortization (EBITA)		120.8	227.6	96.7
Financial result	6	(20.4)	(44.3)	(22.5)
Operating income after financial result		100.4	183.3	74.2
Non-operating income (loss)	7	(7.1)	(7.6)	(0.2)
Income tax	8	(32.0)	(82.0)	(37.3)
Income of equity affiliates		0.8	1.1	0.5
Minority interests		(2.3)	(0.8)	(0.5)

Net income before goodwill amortization (group share)		59.8	94.0	36.7
Net income of fully consolidated companies before goodwill amortization		61.3	93.7	36.7
Goodwill amortization		(58.5)	(113.7)	(55.2)

Net income (loss) group share		1.3	(19.7)	(18.5)

Net income of the consolidated group		3.6	(18.9)	(18.0)
Non-operating income		7.1	7.6	0.2
		58.5	113.7	55.2
Goodwill amortization

Net income before non-operating income and goodwill amortization		66.9	101.6	36.9

Number of shares considered for diluted earnings per share computation	9	29,021,516	29,302,440	28,746,052
Average number of outstanding shares		23,409,992	23,432,215	23,408,004
Diluted earnings per share (in euros) (1)	9	0.25	-	-
Net income per share (in euros)		0.06	(0.84)	(0.79)
Diluted earnings per share before non-operating	9
income and goodwill amortization (in euros) (1)		2.51	3.98	1.55

(1)

Net income before redemption premium after tax and OCEANE financial costs after tax (see Note 9). In June and December 2003, the diluted earnings per share after goodwill amortization were negative and are consequently not disclosed.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In millions of EUR	Note	June 04	Dec 03	Dec 02

ASSETS
Intangible assets, net	10	2,424.8	2,497.0	2,637.6
Property, plant and equipment, net	11	719.7	738.5	861.1
Other investments and loans, net	12	32.5	8.4	18.3
Equity affiliates	13	1.8	2.1	1.2

TOTAL NON-CURRENT ASSETS		3,178.8	3,246.0	3,518.2
Contracts-in-progress	14	6,087.0	6,368.2	4,896.2
Inventories and deferred bid costs, net	15	89.9	73.6	80.8

Contracts-in-Progress, inventories and deferred bid costs, net		6,176.9	6,441.8	4,977.0
Advances to suppliers		311.1	244.6	122.5
Accounts and notes receivable, net	16	748.1	755.6	725.6
Other current assets, net	17	628.3	427.7	521.6

TOTAL RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,687.5	1,427.9	1,369.7
Marketable securities		751,8	110.0	99.1
Cash		653.9	782.4	642.0

CASH AND CASH EQUIVALENTS	18	1,405.7	892.4	741.1

TOTAL CURRENT ASSETS		9,270.1	8,762.1	7,087.8

TOTAL ASSETS		12,448.9	12,008.1	10,606.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

In millions of EUR	Note	June 04	Dec 03	Dec 02

LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock : €3.05 nominal share value,		73.4	72.4	71.4
24,074,946 shares as of june 30, 2004
23,738,331 shares as of December 31, 2003
23,408,004 shares as of December 31,2002
Paid-in-surplus		1,273.1	1,250.4	1,250.5
Retained earnings		539.8	646.5	721.8
Cumulative translation adjustments		9.8	(1.9)	12.0
Treasury shares and shares held by subsidiary (1)		(41.0)	(9.7)	-
Net income (loss) group share		1.3	(19.7)	(29.4)

SHAREHOLDERS’ EQUITY	19	1,856.4	1,938.0	2,026.3
MINORITY INTERESTS		10.7	9.2	16.3
Retirement indemnities		69.1	89.3	86.3
Accrued liabilities	20	270.6	234.8	242.5
Convertible bonds redemption premium	22	76.1	84.5	90.4
Long-term financial debt		1,415.0	903.2	945.9
Short-term financial debt		182.6	226.3	301.2

TOTAL FINANCIAL DEBT	21	1,597.6	1,129.5	1,247.1

TOTAL FINANCIAL DEBT AND REDEMPTION PREMIUM		1,673.7	1,214.0	1,337.5
Progress payments on contracts		6,915.6	7,047.8	5,420.2
Accounts and notes payable		793.4	783.1	720.8
Other creditors	23	859.4	691.9	756.1

TOTAL OTHER LIABILITIES		8,568.4	8,522.8	6,897.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,448.9	12,008.1	10,606.0

(1)

As of June 30, 2004 and December 31, 2003, Technip held respectively 331,715 and 140,953 of its own shares. They have been deducted from shareholders’ equity. In 2002, Technip cancelled the shares held by the Company except 49,500 shares intended to cover the stock option purchase plans and recorded in marketable securities.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of EUR	June 04 (6 months)	Dec. 03 (12 months)	Dec. 02 (12 months)

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	1.3	(19.7)	(29.4)
Minority interests	2.3	0.8	(3.9)

Net income (loss) before minority interests	3.6	(18.9)	(33.3)
Depreciation of property, plant and equipment and intangible assets	59.1	117.9	143.0
Amortization of goodwill	58.5	113.7	117.8
Amortization of OCEANE loan’s redemption premium	4.5	16.1	16.9
Income of equity affiliates, net of dividends	(0.8)	(1.1)	—
(Decrease) increase in non current provisions, net	-	3.0	6.2
Net (gain) loss on disposal of fixed assets and investments	(4.0)	0.3	(10.7)
Increase (decrease) in provisions for deferred tax	(18.4)	(1.7)	—

Net cash provided by operating activities before changes in operating assets and liabilities:	102.5	229.3	239.9
Net changes in operating assets and liabilities:
(Increase) decrease in advances to suppliers	(66.5)	(122.1)	(24.6)
(Increase) decrease in contracts in progress	281.2	(1,472.0)	1,400.0
(Increase) decrease in accounts and notes receivable	7.5	(1.4)	90.3
(Increase) decrease in other current assets	(216.9)	101.1	(129.1)
(Decrease) increase in current provisions	2.9	(7.7)	—
(Decrease) increase in progress payments on contracts	132.3	1,627.6	(1,290.4)
(Decrease) increase in accounts payables and other creditors	190.5	(6.1)	146.7

Net cash provided by operating activities	168.9	348.7	432.8

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures (intangibles)	(0.1)	(0.3)	(1.5)
Capital expenditures (property, plant and equipment)	(25.0)	(122.4)	(124.3)
Proceeds from disposal of intangible assets	—	0.3	0.2
Proceeds from disposal of fixed assets	2.8	104.8	111.8
Acquisition of investments	—	(3.3)	(0.4)
Proceeds from disposal of investments	2.9	1.6	31.2
AKER Deepwater Division purchase price reduction	—	38.2	—
Increase (decrease) from changes in scope of consolidation	—	(7.9)	1.7

Net cash provided by(used in) investing activities	(19.4)	11.0	18.7

CASH FLOW FROM FINANCING ACTIVITIES
Increase in short term debt	54.5	5.8	91.0
Decrease in short term debt	(98.3)	(71.0)	(252.0)
Increase in long term debt	651.8	76.5	794.7
Decrease in long term debt	(146.4)	(97.3)	(952.0)
Repurchase of own shares	(31.3)	(6.5)	(45.4)
Increase (decrease) in minority interests	—	—	(5.1)
Parent company’s equity:
- capital increases in cash	23.7	—	12.4
- dividends paid	(78.8)	(77.3)	(79.7)

Net cash provided by (used in) financing activities	375.2	(169.8)	(436.1)

Net effect of exchange rate changes	6.0	(38.6)	(37.7)
Net increase (decrease) in cash and cash equivalents	530.7	151.3	(22.3)
Cash and cash equivalents at the beginning of the year	892.4	741.1	763.4
Change of perimeter	(17.4)	-	-
Cash and cash equivalents at the end of the year	1,405.7	892.4	741.1

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions of euro	Stock issued

	Number of Shares issued	Common stock	Paid in surplus	Retained earnings	Cumulative Translation Adjustment	Treasury shares / Shares held by subsidiary	Net income (loss)	Shareholders ‘equity
As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital increase	170,509	0.5	11.8					12.3
Capital decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of net income 2001 (dividend)				28.4			(108.1)	(79.7)
Foreign currency translation					(1.1)			(1.1)
Net income 2002							(29.4)	(29.4)
Treasury shares/ shares held by subsidiary						255.5		255.5
Others (including Isis merger)				31.9				31.9

As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	0.0	(29.4	2,026.3

Capital increase	330,327	1.0	(0.1)	47.6				48.5
Appropriation of net income 2002 (dividend)				(106.7)			29.4	(77.3)
Foreign currency translation					(13.9)			(13.9)
Net income 2003							(19.7)	(19.7)
Treasury shares/						(9.7)		(9.7)
Others				(16.2)				(16.2)

As of December 31, 2003	23,738,331	72.4	1,250.4	646.5	(1.9)	(9.7)	(19.7)	1,938.0

Capital increase	336,615	1.0	22.7					23.7
Appropriation of net income 2003 (dividend)				(98.5)			19.7	(78.8)
Foreign currency translation					11.7			11.7
Net income 2004 (as of June 30)							1.3	1.3
Treasury shares/						(31.3)		(31.3)
Others				(8.2)				(8.2)

As of June 30, 2004	24,074,946	73.4	1,273.1	539.8	9.8	(41.0	1.3	1,856.4

(1)	In 2002, Technip cancelled all the shares held by the Company except 49,500 shares intended to cover the stock option purchase plans and recorded in marketable securities.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the consolidated financial statements

Introductory note: business description

(a) Operating branches

Since the acquisition of Coflexip in October 2001, the Group reorganized its operational segments. The Group is now organized into three branches as follows:

The Offshore Branch, which includes the activities of the former Coflexip structure (including the Deep Water Division acquired from Aker Maritime in early 2001) and the offshore business of the former Technip perimeter.

The Onshore / Downstream Branch, which includes all petrochemical and refining plant engineering and construction activities as well as facilities to develop onshore fields, including gas processing units, liquefied natural gas (LNG) units and onshore pipelines.

The Industries Branch , which is devoted to engineering and construction of non-oil facilities, such as pharmaceutical and chemical plants, electrical power stations, cement plants, industrial buildings and infrastructures.

From a geographical standpoint, the business and earnings are presented based on the following four regions:

- Europe, Russia and Central Asia
- Africa and Middle East
- Asia Pacific
- Americas

(b) Nature of business and operating cycle

Technip's principal business includes the following:

- Lump-sum or cost-to-cost engineering service contracts performed over a short period; and

- Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months;

- Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

(c) Income statement presentation

As is common practice in Technip’s business sector and in accordance with French accounting principles, starting from 2001, the Group's income statement has been presented by destination of expenses and no longer by nature of expenses.

In 2003, the “goodwill amortization” line item has been reclassified and is now shown in a single line below the operating income section of the consolidated statements of income.

The definition of the principal indicators used is as follows:

EBITDA corresponds to the operating income before depreciation of assets and goodwill amortization.

EBITA corresponds to the operating income before goodwill amortization in conformity with French GAAP.

The consolidated statements of income for June 30, 2004 has been modified in accordance with the new presentation.

Note 1 - Summary of significant accounting principles

(a) Basis of presentation

The consolidated financial statements of Technip, and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 of the French “Comité de la Réglementation Comptable” approved by the order dated June 22, 1999.

No significant changes occurred during the first semester of 2004.

(b) Consolidation methods

Subsidiaries in which Technip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

The equity method is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip’s main consolidated subsidiaries and the related percentage of control by Technip as of June 30, 2004 is provided in Note 28.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period and, in particular, the gross margin on long-term contracts and the basis for valuation of goodwill. Actual results could differ from those estimates (Notes d and g).

(d) Revenue recognition

The gross margin on long-term contracts is recognized using the percentage-of-completion method for significant long-term contracts, when the progress of the contract enables the Company to assess more reliably the estimated gross margin at completion.

Allowance is made for the total foreseeable losses in the case of unprofitable long-term contracts.

The gross margin on long-term contracts is based on an estimate of total costs and income at completion, which are reviewed and revised periodically throughout the life of the contract.

The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

- for contracts, which include construction services, on the basis of technical milestones defined for the main components of the contract,

- for contracts, which do not include construction services, on the basis of a costs to cost ratio.

A long-term contract is deemed to be completed when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses.

The Group also performs a large number of non-significant contracts for which revenue and gross margin are recorded when services have been rendered.

(e) Foreign currency transactions

Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts , which are translated using the "contract rate", based on foreign currency hedging (see Note 1 (r))

At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date. The resulting exchange gains or losses are recorded in the income statement.

The “contracts-in-progress” accounts and progress payments received from long-term contract customers are recorded at the “contract rate”.

(f) Translation to reporting currency

The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments. The functional currency of the foreign subsidiaries is the local currency.

Remember that the Offshore Brazilian subsidiaries' financial statements were denominated in US Dollars until 2002. Starting in 2003, the functional currency of these subsidiaries is the local currency, the Brazilian Real, in light of the trends in foreign currency movements with regard to these companies.

(g) Intangible assets

Intangible assets primarily consist of ”fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when expensed, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over five years.

Goodwill resulting from business combinations accounted for using the purchase method that is clearly identified is allocated to identified assets and liabilities. Goodwill amortization is carried out on the same basis. Residual goodwill is recorded in the balance sheet under the “Goodwill” line item when it is material. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired.

The carrying value of intangible assets is reviewed periodically on the basis of discounting of future cash flows corresponding to the most likely scenarios adopted by the Board of Directors concerning the goodwill. The goodwill tested is assigned to the operational segments and to identified assets and liabilities. The scenarios retained in 2003 are based on the business plan for the years 2004 to 2006 corresponding to these business segments, as approved by the Board of Directors. After 2006, the annual growth rate is 3% including a 1.5% inflation rate. The forecasts are thus drawn up over a period of 10 years with a standard terminal value, defined in 2013. The discounting of future cash flows is carried out at a rate of 7.31%.The tax rate used is 34.0%.

Actual results may differ from forecasts. When events or changes in circumstances indicate that there may be impairment, additional non-recurring amortization is recorded to reduce the intangible asset to its estimated net realizable value.

At the end of June 2004, there was not an impairment test because of the absence of significant event.

(h) Property, plant and equipment

Property, plant and equipment are carried at their historical cost, which could be modified in the case of a business combination. They are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	10 to 50 years
Vessels	7 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

Property, plant and equipment used by Technip under capital lease agreements are recorded in the balance sheet and in the income statement as if acquired by the Company with a credit facility.

The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings. This accounting principle corresponds to the alternative method allowed by the “CRC 2002-10”to the component-based approach.

(i) Other investments and loans

Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

(j) Deferred bid costs

Costs directly attributable to obtaining future turnkey engineering/ construction contracts the award of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “deferred bid costs” line item, then transferred to the contract costs upon final contract award.

At year-end, an allowance is provided according to the probability of success.

(k) Contracts-in-progress

Contracts-in-progress include:

- Equipment and material purchases, costs of subcontracted services and miscellaneous services incurred in relation to the contracts;

- Man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs;

- The gross margin recognized under the percentage-of-completion method as described in Note 1(d).

Contracts-in-progress do not include financial interests.

Costs incurred in relation to a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1 (d)).

Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress payments on contracts” line item.

At completion of the contract:

- The “contracts-in-progress” line item (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item (see Note 16);

If necessary, accrued liabilities are recorded to cover pending contingencies and expenses to get the final acceptance certificate of the contract and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l) Inventories

Inventories are stated at the lower of cost or market value, with cost being primarily determined on the weighted-average cost basis.

(m) Receivables

Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible.

(n) Advances to suppliers

Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to suppliers” in the balance sheet.

(o) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. An allowance is recorded in the income statement so as to cover unrealized losses. Unrealized gains are either recognized when they result from contractual payments (performance guarantee, accrued interest), or confirmed by a disposal / repurchase transaction at closing date.

(p) Retirement indemnities and Accrued liabilities

Accrued liabilities are recorded based on the analysis of related exposure or the expense incurred, based on the best estimates available, as Regulation number 2000-6 of the French “Comité de Réglementation Comptable” on liabilities.

Foreseeable losses on contracts: a provision is recorded for full foreseeable losses in the case of unprofitable long-term contracts.

Contingencies related to contracts: this provision concerns litigation mainly on former contracts.

Territoriality Contingencies related to contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to use assumptions in order to measure related obligations.

Expenses to complete contracts: at the time of completion of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as "Expenses to complete contracts".

Accrual for retirement indemnities includes:
    - End-of-career indemnities, which are to be paid at retirement date,
     - Deferred wages indemnities, which are to be paid when employees leave the company,
     - Retirement indemnities, which are to be paid as annuities.

The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, and turnover of staff, rate of return on investment. The method used in France is not the preferential method recommended by the CNC (the French Institute of Accountants) and applicable starting from January 1, 2004. However, Technip has presented in its notes to the 2003 consolidated financial statements, an estimation of its retirement indemnities and related commitments in compliance with the recommandation 2003 R01 of the CNC.

Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is finalized.

(q) Deferred taxation

Deferred taxes are provided on items recognized in different periods for financial reporting and tax purposes following the liability method, under which deferred taxes are computed by utilizing the rate expected to be in effect when the tax becomes payable.

If the balance leads to deferred taxation, it is accounted for as a liability. If such balance is an asset, which is more likely than not to be realized in the future, it is accounted for as a receivable.

(r) Financial instruments

To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which is charged to the income statement over the duration of the contract.

On certain occasions, the Company may buy foreign currency options during the bid period.

Forward exchange contracts are used to hedge firm contractual commitments not previously hedged using an insurance contract. The "contract rate" used to recognize the commercial commitment (see Note 1(e)) is calculated on the basis of the features financial instruments.

All the financial instruments held by the Group are aimed at hedging future inflows and outflows against exchange rate fluctuations during the period of performance of the contracts.

The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

Every Groups subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership).

The Group does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet.

All financial instruments and related underlying transactions have a maturity of less than four years.

(s) Research and development costs

Research and development costs are expensed when incurred and classified as operating expenses under Selling, General and Administrative expenses. However, they are deferred in the balance sheet when technical feasibility and return on investment can be demonstrated.

(t) Financial result

The financial result on long-term contracts is recorded under net sales. Financial result not related to long-term contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

(u) Non-operating income

Non-operating income relates to income and expenses arising from assets disposals and from the restructuring operations.

(v) Diluted earnings per share

Diluted earnings per share have been calculated on the basis of the net income before deduction of financial costs and redemption premium amortization after tax relating to the OCEANE. It is also based on the number of common stock outstanding as of each year-end including the number of shares resulting from the conversion of OCEANE and exercice of outstanding stock options granted to employees as of such date and after deduction of existing shares held by subsidiaries.

(w) Shares held by subsidiaries

Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares specifically assigned to stock option purchase plans.

Note 2 – Change in scope of consolidation: significant acquisitions and divestitures

Fiscal half-year ended June 30, 2004

The following events occurred during the first half of 2004 :

- the disposals of EHR and IG Spa. The German company, EHR, was sold in April 2004 for €12.2 million. The net consolidated gain on EHR disposal was €2,9 million. The Italian company, IG Spa, was sold on April 23, 2004 for €2.0 million. The net consolidated gain on IG Spa disposal was €0.7 million.

- KTI Spa, whose disposal is currently under discussion was unconsolidated as from January 1, 2004 .

For the year ended December 31, 2003

Technip-Coflexip is now called "Technip" since Technip-Coflexip and Coflexip legally merged in July 2003. The merger resulted in a capital increase of €1.0 million, a paid-in-surplus of €48.5 million arising from the repurchase of Coflexip's minority interests and additional goodwill of €35.2 million.

Moreover, during the first half of the year, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime's Deepwater Division, leading to a €40.7 million purchase price reduction. This reduction leads to a decrease in the goodwill recorded in the consolidated balance sheets.

In 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.

For the year ended December 31, 2002

The year 2002 was marked by the merger of Technip and ISIS in June. Technip already held a 99.05% interest in Isis at the end of December 2001. As the contribution value was €750 million, which is a value close to the one set as part of the public offer in 2001, the impact on the consolidated statements is limited. Following the merger, ISIS contributed to Technip its portfolio of shares, including the shares of Technip (cancelled), Coflexip, CGG (exchanged for Technip shares, then cancelled), and shares of Novasep and Géoservices (sold).

No significant acquisition occurred in 2002.

In 2002, Technip sold its minority stake of 46% in its subsidiary Ipedex, accounted under the equity method in 2001. In 2002, Coflexip disposed of non-strategic assets including the subsidiaries McNulty Offshore Ltd and Captain Franck McNulty & Sons Ltd (construction site in United Kingdom), as well as the activities and resources related to the "Well operations" segment (including the Seawell vessel). The former Coflexip head office, building located at Porte Maillot, was also sold.

Note 3 - Business and geographical segment information

(a) Information by business segment

Technip has three operational segments, which are defined as follows:

    - Offshore
    - Onshore/Downstream
    - Industries

In millions of EUR	Offshore	Onshore / Downstream	Industries	Total

First half 2004
Net Sales	1,224.8	1,173.6	122.6	2,521.0
Operating income before depreciation and amortization (EBITDA)
(EBITDA)	123.1	55.5	1.3	179.9
Backlog as of June 30 (*)	2,876.3	3,157.2	300.1	6,333.6
Capital expenditures (property, plant and equipment)	19.9	4.7	0.4	25.0
2003
Net Sales	2,209.7	2,119.0	382.4	4,711.1
Operating income before depreciation and (EBITDA)	242.7	100.4	2.4	345.5
Backlog as of December 31 (*)	2,894.9	3,907.5	378.0	7,180.4
Capital expenditures (property, plant and equipment)	102.0	16.4	4.0	122.4
First half 2003
Net Sales	990.2	982.8	190.2	2,163.2
Operating income before depreciation and (EBITDA)	108.9	41.4	4.6	154.9
Backlog as of June 30 (*)	3,047.1	4,210.1	314.5	7,571.7
Capital expenditures (property, plant and equipment)	42.7	9.3	3.1	55.1
(*)	the remaining portion of ongoing contracts sale price to be recognized in the future.

(b) Information by geographical segment

Technip has activity in four major geographical areas:

In millions of EUR	Europe, Russia, & Central Asia (**)	Africa & Middle East	Asia Pacific	Americas	Vessels	Total

First half 2004
Net sales	509.0	1,302.0	197.0	513.0	-	2,521.0
Operating income before depreciation and amortization (EBITDA)	46.5	86.0	23.7	23.7	-	179.9
Backlog as of June 30 (*)	1,188.8	3,502.8	581.0	1,061.0	-	6,333.6
Property, plant and equipment, net	188.9	17.4	7.7	87.6	418.1	719.7
2003
Net sales	1,138.2	2,150.3	344.5	1,078.1	-	4,711.1
Operating income before depreciation and amortization (EBITDA)	118.9	144.3	23.2	59.1	-	345.5
Backlog as of December 31 (*)	1,480.2	4,161.5	509.5	1,029.2	-	7,180.4
Property, plant and equipment, net	213.4	27.0	5.0	90.1	403.0	738.5
First half 2003
Net sales	547.6	864.2	185.0	566.4	-	2,163.2
Operating income before depreciation and amortization (EBITDA)	50.5	63.4	5.8	35.2	-	154.9
Backlog as of June 30 (*)	1,057.9	4,890.1	633.4	990.3	-	7,571.7
Property, plant and equipment, net	161.1	35,7	5.1	125.4	418.6	745.9

(*)	the remaining portion of ongoing contracts sale price to be recognized in the future.

(**)	of which net sales for France: at June 30, 2004 : €65.3 million; at December 31, 2003 : €164.9 million; at June 30, 2003 : €50.4 million.

(c) Major Customers

None of the customers accounts for more than 10% of the total net sales of the Group at the end of June 2004 and December 2003.

Note 4 - Operating income (EBITA)

Operating income is stated after accounting for the following items:

(a) Amortization and depreciation

In millions of EUR	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)

Amortization of intangible assets (a)	(6.8)	(14.9)	(7.6)

Depreciation of tangible assets:
Buildings	(4.7)	(9.5)	(5.3)
Vessels	(18.3)	(35.0)	(17.6)
Machinery and equipment	(19.6)	(35.2)	(17.9)
Office fixtures and furniture	(8.3)	(20.9)	(8.8)
Other	(1.5)	(2.4)	(1.0)

Total depreciation of tangible assets	(52.3)	(103.0)	(50.6)

Total depreciation and amortization	(59.1)	(117.9)	(58.2)

(a) Excluding goodwill amortization

(b) Research and Development costs

Research and Development costs amounted to €15.7million at the end of June 2004, €33.3 million at the end of December 2003 and 15.7 million at the end of June 2003.

(c) Financial results from ongoing contracts

As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for €3.8 million at the end of June 2004, €9.9 million at the end of December 2003 and €5.5 million at the end of June 2003.

Note 5 - Payroll and staff

Technip has a workforce of about 19,000 people, in 52 countries, including an average of 4,000 external staff integrated in operating teams (for fully consolidated companies).

For the companies accounted for under the proportionate consolidation method, the workforce is not significant.

Note 6 - Financial result

In millions of EUR	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)

Dividends from investments (a)	—	2.1	—
Net gain on sales of securities	1.2	1.5	—
Interest expenses / income (b)	(7.3)	(11.6)	(8.2)
OCEANE : financial costs and issue cost amortization (c)	(4.7)	(9.7)	(5.0)
OCEANE : redemption premium amortization	(4.5)	(16.1)	(8.1)
Credit Facility: financial costs	(1.2)	(1.9)	—
Bond loan	(3.0)	—	—
Others (d)	(0.9)	(8.6)	(1.2)

Total financial result	(20.4)	(44.3)	(22.5)

(a)	Of which dividends from TPL AV in 2003, which is not consolidated.
(b)

As described in Note 1 (t), interest expenses and income recorded in the financial result does not include the financial result arising from ongoing long term turnkey contracts, which is included in net sales (see Note 4 (c)).
Including €1.7 million of interest from commercial paper as of June 30, 2004 compared to €7.6 million in 2003, and €3.8 million of bond charges as of June 30, 2004.

(c)

Including, as of June 30, 2004, €3.5 million in financial costs and €1.2 million in issuing cost amortization related to the OCEANE loan issued at the end of January 2002 for €793.5 million. As of December 31, 2003, these amounts were respectively, €7.2 million and €2.5 million.

(d)

Including as of December 31, 2003 a €2.9 million exchange loss, resulting mainly from exchange losses coming from the conversion into US Dollar functional currency of the Brazilian subsidiaries' current accounts denominated in local currency following the significant devaluation in the Brazilian real devaluation in 2002, and the sudden US Dollar weakening compared to the European currencies at year-end.

Note 7 - Non-operating income (loss)

In millions of EUR	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)

Gain/(loss) on sales of consolidated investments (a)	3.6	(1.5)	—
Restructuring costs (b)	(8.6)	(7.1)	(2.0)
Non recurring losses on former projects (c)	(0.1)	—	(1.0)
Net gain on sales of tangible assets (d)	—	2.4	3.7
Other (e)	(2.0)	(1.4)	(0.9)

Non-operating income	(7.1)	(7.6)	(0.2)

(a)	As of June 30, 2004 the gain comes mainly from the disposal of EHR and IG Spa for respectively €2.9 million and €0,7 million. In 2003, the loss came from the disposal of Unirig Pty Ltd shares.
(b)	As of June 30, 2004, this item fully consists of restructuring costs of the German subsidiary. In 2003, this item consisted of restructuring costs of the German and Finnish subsidiaries.
(c)	In 2003, this item included the TP Germany non-operating costs concerning the Peterhead contractfor €1 million.
(d)

In 2003, this item included a €3.5 million net gain on the CB3 building sale and a €(1.1) million loss resulting from the move from the CB3 building to the new head office building . As of June 30, 2003, this item mainly consisted of the gain on the CB3 building sale.

(e)	As of June 30, 2004, this item mainly consists of the costs in connexion with the sale of the Boulogne Building (Coflexip International headquarter) for €(1.4) million.

Note 8 – Income tax

The principles described in Note 1 (q) result in the following:

(a) Analysis of income tax expense

In millions of EUR	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)

Current income tax	(34.8)	(94.2)	(31.8)
Deferred income tax	3.5	12.2	(5.5)

Total income tax expense before tax on net gain on sales of investments	(31.3)	(82.0)	(37.3)

Tax on the net gain on sales of investments	(0.7)	—	—

Total income tax expense	(32.0)	(82.0)	(37.3)

(b) Reconciliation between the provision for income tax before net gain on sales of investments and pre-tax income before gain on sales of investments

The reconciliation between total income tax expense and pre-tax income is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

In millions of EUR	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)(*)

Net income (loss)	1.3	(19.7)	(18.5)
Minority interests	2.3	0.8	0.5
Income tax before tax on the net gain on sales of investments	31.3	82.0	37.3
Income of equity affiliates	(0.8)	(1.1)	-
Non deductible goodwill amortization + variance from restated assets	64.9	126.6	61.6
Gain on sales of investments	(3.6)	(3.5)	-
Others	-	-	(0.2)

Pre-tax income before gain on sales of investments	95.4	185.1	80.7

French income tax rate	35.43%	35.43%	35.43%
Theoretical income tax	33.8	65.6	28.6
Difference between French and foreign tax rates	(1.1)	6.9	0.8
Permanent differences	(1.2)	(3.1)	2.5
Others (**)	(0.2)	12.6	5.4

Total income tax expense before tax on net gain on sales of investments	31.3	82.0	37.3

Effective tax rate	32.81%	44.29%	46.22%

(*)

as of June 30, 2003, the format has been changed. The information about the losses in the Offshore segment generated by US Offshore subsidiaries is presented in the second part of the table, on the “others “line.

(**)

include the losses not recognized in the Offshore segment generated by US Offshore subsidiaries for respectively €2.9 million, €13.0 million and €8.6 million in June 30, 2004, December 31, 2003 and June 30, 2003.

(c) Deferred tax assets and liabilities

The deferred tax assets and liabilities in the balance sheets were as follows:

In millions of EUR	06/30/04	12/31/03	12/31/02

Deferred tax assets (a)	145.3	120.1	73.6
Deferred tax liabilities (b)	(174.4)	(162.5)	(126.2)

Net deferred tax asset	(29.1)	(42.4)	(52.6)

(a)

As of June 30, 2004 and December 31, 2003, the Group decided not to recognize additional deferred tax assets on the operational losses in the Offshore segment generated by US Offshore subsidiaries leading to a decrease in net deferred tax assets. As of December 31, 2002, on the basis of the future results of the Group, it was deemed prudent to depreciate a part of the deferred tax assets relating to losses carried forward in the United States for 12.8 million US Dollars.

(b)

In 2001, Technip recognized €64.5 million of deferred tax liabilities in the purchase price allocation at the time of the acquisition of Coflexip in October 2001. This amount reached €46.7 million as of June 30, 2004 (due to the reversal of deferred tax liabilities based on allocated assets amortization).

(d) Tax losses carried forward

Tax losses carried forward and not yet utilized amount to €270.5 million. Most of them will expire after 2004.

Unrecorded deferred tax assets principally relate to tax losses carried forward on Technip Offshore US subsidiaries. They amount to €160.8 million as of June 30, 2004.

Note 9 - Diluted earnings per share

The diluted earnings per share have been determined in accordance with Note 1 (v).

	06/30/04 (6 months)	12/31/03 (12 months)	06/30/03 (6 months)
(In millions of EUR)
Net income (loss)	1.3	(19.7)	(18.5)
Redemption premium amortization after tax	2.9	10.4	5.3
OCEANE financial costs after tax	3.0	4. 6	2.4

Net income before redemption premium amortization and OCEANE financial costs	7.2	(4.7)	(10.8)

Net income before non-operating income and goodwill amortization	72.8	116.6	44.6
(In thousands)
Number of shares :
Issued shares at the end of the period (a)	24,075	23,738	23,408
Stock options (subscription options)	1,489	1,496	1,156
Convertible bonds	3,789	4,209	4,324
Technip shares held by subsidiaries	(332)	(141)	(142)

	29,021	29,302	28,746

(in EUR)
Diluted earnings per share (b)	0.25	-	-
Diluted earnings per share before non-operating income and goodwill amortization	2.51	3. 98	1.55

(a)	In 2003, does not take into account the capital increase resulting from the 2004 Employee Stock Participation Plan (331,780 shares which became effective as of January 1, 2004 )

(b)	In 2003, the diluted earnings per share are negative and are consequently not disclosed.

Note 10 - Intangible assets, net

Intangible assets are detailed as follows:

In millions of EUR	06/30/04	12/31/03	12/31/02

Other intangible assets, net	133.9	132.3	142.3
Accumulated amortization	(51.2)	(44.0)	(33.5)

Net (a)	82.7	88.3	108.8

Goodwill	2,726.9	2,737.6	2,746.6
Accumulated amortization	(384.8)	(328.9)	(217.8)

Net (b)	2,342.1	2,408.7	2,528.8

Intangible assets, net	2,424.8	2,497.0	2,637.6

(a) Intangible assets

In January 2001, Coflexip purchased the Aker Maritime Deepwater Division. As a part of the purchase price allocation, Coflexip identified intangible assets consisting of patents and trademarks of €51.4 million, to be amortized over 10 years. This valuation and life has been maintained in Technip's consolidated financial statements.

In October 2001, at the time of the public offers on Coflexip and Isis, Technip identified, as a part of the purchase price allocation, intangible assets consisting of patents and trademarks, other than those resulting from the acquisition of the Aker Maritime ASA Deepwater Division, for €59.4 million, to be amortized over 10 years.

At the end of November 2001, Technip purchased software for its E-Procurement platform. The purchase price of the software was €19.7 million, to be amortized over five years (see Note 1 (g)).

(b) Goodwill, gross and net value

In millions of EUR	06/30/04	06/30/04	12/31/03	12/31/02
	Gross value	Net value	Net value	Net value

KTI/MDEU	156.2	111.5	119.5	127.5
Coflexip (April 2000)	447.5	352.4	363.6	386.0
Coflexip (October 2001)	2,057.4	1,831.1	1,872.2	1,993.5
Techip / Coflexip merger (July 2003)	30.3	29.1	34.5	-
Others	35.5	18.0	18.9	21.8

Net	2,726.9	2,342.1	2,408.7	2,528.8

The goodwill recorded represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

No significant changes occurred during the first semester of 2004.

Note 11 - Property, plant and equipment, net

	Land	Buildings	Vessels	Machinery and equipment	Office fixtures & furniture	Others	Total

	In millions of EUR

Gross value	13.7	173.8	703.0	443.8	131.4	41.6	1,507.3
Accumulated depreciation	—	(79.2)	(284.9)	(307.0)	(91.0)	(25.5)	(787.6)

Total June 30, 2004	13.7	94.6	418.1	136.8	40.4	16.1	719.7

Gross value	14.1	181.9	655.7	443.0	141.1	63.2	1,499.0
Accumulated depreciation	—	(81.5)	(252.7)	(305.3)	(96.0)	(25.0)	(760.5)

Total December 31, 2003	14.1	100.4	403.0	137.7	45.1	38.2	738.5

Gross value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

As of December 31, 2003, the head office building located in La Defense was sold. The building’s net carrying value was €94.6 million in the financial statements of SCI CB3.

No significant changes occurred during the first semester of 2004.

Note 12 - Other investments and loans, net

In millions of EUR	06/30/04	12/31/03	12/31/02

Non-consolidated investments at historical cost (a)	21.4	9.3	9.7
Valuation allowance	(2.5)	(5.3)	(4.7)

Net value	18.9	4.0	5.0

Loans related to investments	1.5	1.5	2.2
Valuation allowance	(1.5)	(1.5)	(1.5)

Net value	-	-	0.7

Security deposits	-	2.5	5.9
Others	13.6	1.9	6.7

Other investments and loans, net	32.5	8.4	18.3

(a)

The increase of the non-consolidated investments between December 31, 2003 and June 30, 2004 results from the change of perimeter noted over the six-month period on companies in the course of transfer or liquidation.

Note 13 - Equity affiliates

Equity affiliates are analyzed as follows:

	Percentage owned			In millions of EUR

	06/30/04	12/31/03	12/31/02	06/30/04	12/31/03	12/31/02

TP India	--- (a)	50.0%	50.0%	---	1.1	0.9
Nargan	20.0	20.0%	20.0%	1.8	1.0	0.3

Total				1.8	2.1	1.2

(a)	This subsidiary is now consolidated using the proportionate consolidation method.

Income of equity affiliates amounts to €0.8 million as of June 30, 2004.

Note 14 – Contracts-in-progress

Contracts-in-progress relate to ongoing turnkey contracts, engineering/procurement contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

In millions of EUR	06/30/04	12/31/03	12/31/02

Contracts-in-progress, net	6,087.0	6,368.2	4,896.2

The value of contracts in progress includes the margin recognized on the basis of the percentage of completion of the contract. As described in Note 1 (k), amounts shown under the “Contracts-in-progress’’ line item are financed by progress payments received from customers which amount to €6,915.6 million, €7,047.8 million and €5,420.2 million as of June 30, 2004, December 31, 2003 and December 2002, respectively.

Note 15 - Inventories and deferred bid costs, net

In millions of EUR	06/30/04	12/31/03	12/31/02

Raw materials	46.1	40.1	45.6
Work in progress	30.9	23.5	18.5
Finished goods and merchandise	13.7	13.5	15.8
Less: valuation allowance	(9.2)	(10.1)	(8.4)

Inventories, net	81.5	67.0	71.5

Deferred bid costs, net (a)	8.4	6.6	9.3

Inventories and deferred bid costs, net	89.9	73.6	80.8

(a)	Costs directly linked to the awarding of future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 16 - Accounts and notes receivable, net

In millions of EUR	06/30/04	12/31/03	12/31/02

Receivables on contracts and retainer	748.1	755.6	725.1
Doubtful receivables	36.1	41.8	41.0
Allowance for doubtful accounts	(36.1)	(41.8)	(40.5)

Total accounts and notes receivable, net	748.1	755.6	725.6

The Group’s main clients include major oil and gas, petrochemical or oil-related companies.

The maturity of receivables corresponds to the operating cycle of the contracts.

Each customer's financial situation is periodically reviewed.

Note 17 - Other current assets, net

In millions of EUR	06/30/04		12/31/03	12/31/02

	Gross	Net	Net	Net

Deferred tax assets (see Note 8 (c))	208.4	145.3	120.1	73.6
Value added tax	18.5	18.5	60.0	40.0
Prepaid income tax and other current tax	74.8	74.8	39.8	62.6
Advances to non-consolidated subsidiaries	33.8	31.9	0.4	7.8
Joint-venture associates’ current account	29.4	26.7	13.6	16.8
Receivables from suppliers	1.8	1.8	14.5	2.5
Receivables from personnel	2.5	2.5	1.7	1.4
Dividends to be received on investments	17.6	17.6	—	1.5
Prepaid expenses	56.4	56.4	39.5	53.4
Insurance indemnities to be received	—	—	0.1	5.4
Funds in escrow	—	—	—	68.9
Redemption premium on bonds (see Note 22)	40.6	40.6	51.6	73.5
Others	217.7	212.1	86.4	114.2

Total Other current assets, net	701.5	628.2	427.7	521.6

Note 18 - Cash and cash equivalents

The cash amounts to €751.8 million euros (treasury shares) and 653.9 million euros (bank account) as of June 30, 2004.

Note 19 - Shareholders’ equity

(a) Changes in shareholder’s equity

As of June 30, 2004, Technip common stock consisted of 24,074,946 outstanding shares with a par value of €3.05. The changes since December 31, 2002 can be analyzed as follows:

	No. of shares outstanding	Common stock (In million of EUR)

Common stock as of December 31, 2002	23,408,004	71.4
Increase related to the merger with Coflexip	330,327	1.0

Common stock as of December 31, 2003	23,738,331	72.4
Employee subscriptions	331,780	1.0
Increase related to subscription options exercised	4,835	0.0

Common stock as of June 30, 2004	24,074,946	73.4

(b) Capital structure

	06/30/04	12/31/03	12/31/02

Institut Français du Pétrole (IFP)	6.4%	6.7%	6.8%
Gaz de France	7.1%	7.2%	7.3%
Group Total	2.0%	3.3%	3.8%
Employees	2.8%	2.6%	2.6%
Treasury shares and shares held by subsidiaries (*)	1.4%	0.6%	0.2%
Others	80.3%	79.6%	79.3%

Total	100.0%	100.0%	100.0%

(*)	June 30, 2004 balance includes 331,715 treasury shares

(c) Executive Stock Option Plans

The 1999 stock option plan was authorized by the shareholders' meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant. Its duration was 5 years.

The 2000 stock option plan was authorized by the shareholders' meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options were valid up to eight years from the date of grant.

The 2003 stock option plan was authorized by the shareholders' meeting held on June 20, 2002 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.

The 2003 stock option plan (remaining portion of 2nd part) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to six years from the date of grant.

The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

- Stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

- Stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

- Stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

- Stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant

(d) Cumulative translation adjustments

Cumulative translation adjustments reflect the exchange differences arising from the translation into Euro of the financial statements of foreign subsidiaries as described in Note 1 (f).

Note 20 - Accrued liabilities

The principles on the basis of which accrued liabilities are estimated are described in Note 1 (p).

In millions of EUR	06/30/04	12/31/03	12/31/02

Foreseeable losses on contracts	3.8	6.4	5.5
Contingencies related to contracts	92.4	86.3	59.5
Other contingencies (*)	54.9	41.2	43.1
Provision for dry-docking long-term	8.8	6.1	7.7
Expenses to complete contracts	85.5	74.8	74.9
Restructuring	11.5	7.3	4.2
Others (**)	13.7	12.7	47.6

Total accrued liabilities	270.6	234.8	242.5

(*)	include €12.7 million related to tax contengencies
(**)	As of December 31, 2002, include the following contingencies:
-	CAMC transfer contingencies: €16.9 million,
-	Exchange loss contingencies: €10.3 million

Note 21 - Financial debt

(a) Analysis by nature

In millions of EUR	06/30/04	12/31/03	12/31/02

Convertible bonds (a)	644.1	715.5	765.3
Bonds (b)	650.0	—	—
Bank borrowings and credit lines (c)	122.5	184.1	187.7
Short-term commercial paper	150.0	205.0	276.0
Bank overdrafts	16.1	8.3	7.2
Refundable advances	6.1	6.2	6.2
Accrued interest payable	6.9	7.4	—
Leasing and other	1.9	3.0	4.7

Total financial debt	1,597.6	1,129.5	1,247.1

Short-term financial debt (d)	182.6	226.3	297.0
Long-term Financial debt	1,415.0	903.2	950.1

(a) At the end of January 2002, Technip issued a bond loan with an option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

The OCEANE offer, which received the final approval of the COB on January 22, 2002, has the following characteristics:

Issued at a price of €170 (number of bonds issued: 4,667,647)
The coupon payable on January 1 of each year amounts to 1% per year of the bonds' nominal value
The redemption date was set on January 1, 2007 for bonds not converted into shares at such date
The bond redemption price as of January 1, 2007 is €190.07 in the event of non-conversion or non-exchange
The actuarial rate of yield for the bondholder is 3.25% per year in the event of non-conversion or non-exchange.

The proceeds from the bond loan were used to repay part of the credit facility entered into by Technip to finance the purchase of Coflexip shares.

Technip repurchased 293,141 convertible bonds in 2002, 165,653 convertible bonds in 2003 and 419,742 convertible bonds in 2004 for a total amount of €149,5 million.

The repurchases made in 2002, 2003 and 2004 were financed by the treasury Group. They had been financed partly by a credit facility for an amount of € 75 million.

As a result, the Group has lengthened its debt maturity.

In accordance with the bond loan issuing contract, the 878,536 convertible bonds thus redeemed have been cancelled, reducing the outstanding nominal amount to €644.1 million as of June 31, 2004.

(b) At the end of May 2004, Technip issued a bond loan for an initial amount of €650.0 million. The reimbursement date was set on May 26, 2011. The coupon payable on May 26 of each year amounts to 4.625% per year of the bonds' nominal value.

The proceeds from the bond loan are intended to lengthen the debt maturity of the Group, to have financial resources with low interest rates. That allows the Group to reimburse bonds, still not converted as of January 1, 2007.

(c) The bank credits and credit lines as of June 30, 2004, mainly include:

- A new credit facility for €850 million with a consortium of banks with an outstanding balance of US $ 109 million (€89.4 million). This credit facility is used by Technip Offshore International to finance part of the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This credit facility is fully repayable at maturity on April 29, 2009.

- A credit facility for US $ 32 million (€26.2 million) with a consortium of banks. This credit facility is used by Technip Offshore International. This credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip main entities. Technip estimates that the probability of occurrence of a situation of anticipated maturity is low on the basis on its projected cash flow situation.

(d) The short-term financial debt, which represents €182.6 million, is broken as follows:

- Commercial paper for €150.0 million (terms of 1 to 3 months),
- Short-term part of the Group long-term debt, which amounts to €1.4 million,
- Bank overdrafts and other short-term bank facilities for €24.3 million and
- Accrued interest on OCEANES, on convertible bonds and several bank borrowings for € 6.9 million

Note 22 – Convertible bond redemption premium

Following the redemption and the cancellation of 878,536 convertible bonds in 2002, 2003 and 2004, the amount of the convertible bond redemption premium has been reduced to €76.1 million (compared to €84.5 million as of December 31, 2003 and €93.7 million when issued).

Note 23 - Other creditors

In millions of EUR	06/30/04	12/31/03	12/31/02

Payroll costs	82.1	70.4	62.0
Social security charges	44.6	38.0	20.6
Income and value added taxes	260.4	288.1	276.7
Deferred income	20.1	13.2	7.1
Debts on fixed assets	7.1	11.5	15.7
Ongoing project accruals	145.4	124.5	78.6
Fee accruals	2.7	2.8	1.9
Current accounts on ongoing contracts	—	16.0	28.9
Debt covered by a guarantee	—	—	68.9
Subsidies	17.5	6.6	7.0
Other	279.5	120.8	188.7

Other creditors	859.4	691.9	756.1

Note 24 - Related party transactions

None

Note 25 - Commitments and contingencies

The commitments are presented below. The part concerning financial debt is presented in Note 21. There are no material commitments that are not described below.

Contractual commitments	Total 06/30/04	Payments
		Before 12/31/04	From 01/01/05 to 12/31/09	Beyond 12/31/09
Capital leases	1.8	0.8	1.0	-
Operating leases (long-term)	400.2	23.0	199.5	177.7
Foreign exchange rate instruments	1,758.8	1,163.6	459.2	-
Interest rate instruments	89.3	-	89.3	-
Total	2,250.1	1,187.4	749.0	177.7

Others commitments	Total 06/30/04	Amount of commitments by period
		Before 12/31/04	From 01/01/05 to 12/31/09	Beyond 12/31/09
Parent company guarantees	11,304.1	6,207.5	3,184.6	1,912.0
Others commitments given	1,723.0	502.9	1,056.5	163.6
Total commitments given	13,027.1	6,710.4	4,241.1	2,075.6
Total commitments received	607.5	196.4	307.6	103.5

(a) Capital leases and operating leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. The Group will be required to replace or change them at that time.

As of June 30, 2004, the lease costs amounted to €16.3 million (including leasing of vessels for €4.4 million).

Remember that as of December 31, 2003, the lease costs amounted to €29.5 million (including leasing of vessels for €13.5 million).

As of June 30, 2004, the present value of minimum future lease payments in respect of these leases is as follows:

In millions of EUR	Capital lease	Operating lease

For the year ended December 31,
2004	0.8	34.0
2005	1.0	47.1
2006	-	45.3
2007	-	40.2
2008	-	35.4
2009 and thereafter	-	198.2

Total	1.8	400.2
Less interest	-	-

Total current net value	1.8	400.2

In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group's new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The first lease payment of €23.5 million, before indexation to the cost of construction, concerns 2004. The lease payment remains constant per successive periods of 36 months except for changes in the construction index.

The decrease of the operating leases results from the early withdrawal from a lease relating to a vessel ( “The Dove”).

In 2004, 2003 and 2002, the Group has entered into no new material capital leases.

(b) Commitments

The commitments are presented below:

In millions of EUR	06/30/04	12/31/03	12/31/02

Parent company guarantees	11,304.1	10,729.4	8,807.6
Other commitments given	1,723.0	1,609.7	1,696.2
Total commitments given	13,027.1	12,339.1	10,503.8

Commitments received	607.5	592.5	445.3

Parent company guarantees given by the parent company to clients cover the due and proper performance of the specified contracts-in-progress, of which the average duration until termination of the commitments is about 5 years.

Other commitments given mainly represent security, guarantees or counter-guarantees given by financial institutions and insurance companies to various clients in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retainer.

Commitments received mainly relate to similar guarantees or security obtained from suppliers or subcontractors in connection with ongoing contracts.

(c) Contingencies

Exceptional events and litigation:

The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcome of these actions will not materially affect the consolidated financial position, results of operations or assets of the Company and its subsidiaries.

The main current litigation in progress is as follows:

Seamec

In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional interest of 20% in the share capital of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in the frame of the public offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, resulting from the offer launched by Technip on Coflexip shares in July 2001.

The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003 to pay the shareholders who brought their shares to the public offer an additional amount calculated on the quoted value of SEAMEC share in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occurred in April 2000, when Technip acquired the participation of Stena Offshore International BV of 29.68% in the share capital of Coflexip.

Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of 2.25 billion Indian Rupees, i.e. €40 million for the principal amount has been issued on February 17, 2004 and a bank guarantee for an amount of 225 million Indian Rupees, i.e € 4 million for the interest has been issued on April 1st, 2004. Based of the evaluation made by the group of its exposition on this litigation, no provision has been made in the June 30, 2004 accounts.

Other pending litigation

On December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleges that Coflexip breached several confidentiality agreements. This company has also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office in February 2004). On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

Note 26 - Market related exposure

Liquidity risk

Technip group financing is carried out within the scope of a group policy implemented by the Chief Financial Officer.

Cash management is centralized at the head office and coordinated through the financial centers located in the Group's main operating subsidiaries.

The GEIE Technip Eurocash, created in 1999 and acting as a cash pooling entity for the Group’s main entities in respect of the various legislation and regulations in force locally was transformed into an “SNC” (general partnership) in 2003. Thus, the SNC Technip Eurocash entered into cash pooling agreements with the Group’s main subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash's management committee is made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

At the end of January 2002, Technip took advantage of favorable market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 21).

Technip has extended the average maturity of its debt of January 2002 by replacing a debt amortized biannually from June 30, 2002 to December 31, 2006 by a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash.

The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry date : December 2007). The treasury Group allows to cancel and retire the credit facility and to make others repurchases. The future repurchases can be made by two credit facilities confirmed but not yet used as of June 30, 2004, for a total amount of € 250 million (expiry date :December 31, 2008) .

In May 2004, Technip took advantage of favorable market conditions to issue a bond loan for an amount of €650 million ( Note 22). It extended the average maturity of its debt .

E- As of June 30, 2004, the Group has various non-used financing sources that allow it to finance its needs:

1/ the available amount of €760.6 million of a new €850 million credit facility (expiry date : April 20, 2009).

This credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip main entities.

This new credit facility replaced in the second quarter 2004:

- A €387 million and US Dollars 42 million (€33.3 million) credit line, refundable twice-yearly by equal amounts as of June 30 and December 31 of each year, until December 31, 2006.

-The balance not used by Technip and its eligible subsidiaries amounts to US Dollars 209 million (€171.3 million) of a total credit facility amount of US Dollars 350 million taken out for financing the purchase of the Aker Maritime ASA Deepwater Division by Coflexip (expiry June 25, 2006).

- Multi-currency credit lines amounting to the equivalent of € 330 million granted by several banks to Technip Eurocash. These credit lines’ maturity dates are in 2004 (a €350 million unused credit line is attached to the new bank credit agreement. This credit line can be drawn in a short term).

2/ Two credit facilities agreed to Technip, for an amount of €125 million each one, usable in euros or in US dollars (expiry December 31, 2008), after a reduction of €25 million as of December 31, 2007. They have the same commitments that the previous credit described.

3/ Various unused credit facilities amounting €7.6 million .The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. These credit agreements include a variable interest rate clause in case they are used.

As of June 30, 2004, the amount of credit facilities confirmed and available is €1,018 million of which 1,011 are available after December 31, 2004. The outstanding commercial papers for the Group issued at the same date amount to €150 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.

F- The amounts due for the long term debt with respect to 2004 and 2005 are € 6.4 million.

(b) Currency risk

As indicated in Note 1 (e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

	06/30/04				12/31/03	12/31/02

	In millions of EUR

	Maturity		Fair value	Nominal value	Nominal value	Nominal value
	2005	2004
	and after

Buy currency, sell national currency (forwards and swaps)	67.8	346.5	-23.1	414.3	504.4	545.9
Sell currency, buy national currency (forwards, swaps and options)	297.8	817.1	76.4	1,114.9	1,404.3	1,182.8
Sell/Buy foreign currencies	93.6	136.0	12.9	229.6	299.0	171.2
Total	459.2	1,299.6	66.2	1,758.8	2,207.7	1,899.9

(c) Interest rate risk

The Group does not use financial instruments for speculative purposes.

As of June 30, 2004, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to € 1,311.0 million, including mainly the outstanding amount of 644.1 million related to the OCEANE bond issue and €650 million related to the bond loan.

In addition, the Group hedged US Dollars 109 million (€89.4 million) of its bank debt at a variable rate by swaps transforming them into fixed–rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.

The total amount of the fixed-rate debt amounts to €1,400.4 million as of June 30, 2004.

The hedging transactions and forward rate agreements were entered into with bank counterparties that satisfy the Group's criteria.

(d) Credit risk

A significant portion of the Company’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

The Group has not observed in the first semester 2004 and to date significant payment defaults by its clients.

Note 27 – Subsequent events

(a) Cancellation and retirement of a credit facility

On July 21, 2004, Technip Offshore International has cancelled the outstanding amount of US Dollar 32 million ( €26.2 million) of a credit facility used with a consortium of banks. This allowed Technip to cancel the credit facility contracted (initially by Coflexip SA) for the acquisition of the Aker Maritime ASA Deepwater Division.

Note 28 – Main consolidated companies and equity investees

List of the main consolidated subsidiaries as of June 30, 2004

Consolidated companies	City / Country	June 30, 2004 % control

Technip	France	Parent
Technip France	France	100%
Technip Eurocash	France	100%
Technip Italy	Italy	100%
TPG UK	United Kingdom	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
TTIL SNC (MIDOR)	France	100%
Technip KT India	India	100%
Technip Upstream Houston	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux BV	Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert	Germany	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	Netherlands	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip Portugal	Portugal	93.75%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TSS Dalia SNC	France	55%
Bechtel Technip Goro, LLC	USA	50%
BRI-Technip (Q-CHEM)	Qatar	50%
CTME FZCO (QATARGAZ)	United Arab Emirates	50%
SPF-TKP Omifpro SNC / SP-TKP Fertilizer	France /Italy	50%
PROTEK (ex TP Anlagenbau)	Germany	50%
Technip India	India	50%
UCI FZC (Amenam)	United Arab Emirates	50%
Technip Engineering (B)	Brunei	49%
Technip Engineering (Thaïland)	Thaïland	49%
Dalia Floater Angola	France	55%
Tipiel	Colombia	44.10%
TPG (M)	Malaysia	44.10%
Technip Angola	Angola	60%
Technip Saudi Arabia	Saudi Arabia	40%
Consorcia Contrina SNC/CC(S)V	France/Venezuela	34.40%
Saibos Akogep SNC	France	30%
TSKJ/LNG (Madecos)	Portugal	25%
Nargan	Iran	20%
Inversiones Dinsa. / DIT Harris	Venezuela	20%
PSTP PTE Ltd (P51/P52)	Singapore	25%
Technip Offshore International	Paris, France	100%
Flexifrance	Le Trait, France	100%
Technip Offshore Nigeria ltd	Lagos, Nigeria	100%
Cofleximmo	Paris, France	100%
Technip Marine	Paris, France	100%
Angoflex S.A.	Paris, France	100%
Angoflex limitada	Lobito, Angola	70%
Coflexip Développement	Paris, France	100%
Technip Offshore N.V.	Amsterdam, Netherlands	100%
Technip Offshore Contracting B.V.	Amsterdam, Netherlands	100%
Technip Offshore Holdings Ltd.	Aberdeen, UK	100%
Technip Offshore UK Ltd.	Aberdeen, UK	100%
Technip Ships One Ltd.	Aberdeen, UK	100%
Technip Ships Three Ltd.	Aberdeen, UK	100%
Technip-Coflexip U.K. Holdings Ltd	Aberdeen, UK	100%
Coflexip U.K. Ltd.	Aberdeen, UK	100%
Perry Slingsby Systems Ltd.	Aberdeen, UK	100%
DUCO Ltd.	Newcastle, UK	100%
Genesis Oil and Gas Consultants Ltd	Aberdeen, UK	100%
Technip Offshore Norge AS	Oslo, Norway	100%
Technip-Coflexip Norge AS	Oslo, Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	Houston, Texas, USA	100%
R.J. Brown Deepwater, Inc	Houston, Texas, USA	100%
DUCO Inc.	Houston, Texas, USA	100%
Coflexip Maritime Inc	Houston, Texas, USA	100%
Technip Offshore Inc	Houston, Texas, USA	100%
Technip Offshore Mooring Inc	Houston, Texas, USA	100%
Deep Oil Technology Inc	Houston, Texas, USA	50%
Genesis Oil and Gas Consultants Inc	Houston, Texas, USA	100%
Gulf Marine Fabricators Inc	Houston, Texas, USA	100%
Spars International Inc	Houston, Texas, USA	50%
Perry Slingsby Systems Inc.	Jupiter, Florida, USA	100%
Technip Offshore Canada Limited	St John’s, Canada	100%
Technip Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
Flex Service N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Flexone N.V.	Dutch Antilles	100%
Brasflex Tubo flexiveis Ltda	Rio de Janeiro, Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%
SeaOil Marine Services Inc	Cayman Islands	100%
Flexibras Tubos Flexiveis Ltda	Vitoria, Brazil	100%
Technip Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Australia Pty Ltd.	Perth, Australia	100%
Technip CSO Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Oil and Gas Pty Ltd	Perth, Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Perth, Australia	100%
South East Asia Marine Engineering & Construction Ltd .	Calcutta, India	78.2%
PI Rauma OY	Finland	50%
Technip Offshore Finland OY	Finland	100%
Coflexip Singapore Pte	Singapore	100%

Technip
Six-month period ended June 30, 2004

Review Report of the Statutory Auditors on the Consolidated Interim Financial Statements
(Art. L. 232-7 of the Commercial Code (Code de commerce) and Art 297-1 of the decree of
March 23, 1967 (décret du 23 mars 1967))

Free translation of the French original

PricewaterhouseCoopers Audit	BARBIER FRINAULT & AUTRES
32, rue Guersant	ERNST & YOUNG
75017 Paris	41, rue Ybry
S.A. au capital de € 2.510.460	92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de € 37.000
Commissaire aux Comptes	Commissaire aux Comptes
Membre de la compagnie	Membre de la compagnie
régionale de Paris	régionale de Versailles

Technip
Six-month period ended June 30, 2004

Review Report of the Statutory Auditors on the Consolidated Interim Financial Statements (Art. L. 232-7 of the French Commercial Code (Code de Commerce) and Art. 297-1 of the decree of March 23, 1967 (décret du 23 mars 1967))

To the shareholders,

In our capacity as statutory auditors of Technip and in accordance with Article L. 232-7 of the French Commercial Code (Code de Commerce), we have performed the following procedures:

  a limited review of the summary of operations and income statement as they appear in the accompanying consolidated interim financial statements of Technip for the six-month period ended June 30, 2004;
  an examination of the information provided in the interim report.

These consolidated interim financial statements are the responsibility of the President of the Board of Directors of Technip. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our limited review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from the Company's management and other sources that we have considered as appropriate.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements, do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

October 1, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	BARBIER FRINAULT & AUTRES

Louis-Pierre Schneider	Gilles Puissochet

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: October 22, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control